FAMOUS DAVE’S OF AMERICA, INC.

12701 Whitewater Drive, Suite 190

Minnetonka, Minnesota 55343

March 7, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re: Famous Dave’s of America, Inc. (the “Company”)

Registration Statement on Form S-1

File No. 333-221927

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the Company respectfully requests that the effective date of the above-referenced Registration Statement on Form S-1 be accelerated so that the same will become effective on at 4:00 P.M. Eastern time on March 9, 2018, or as soon thereafter as is practicable.

Very truly yours,
FAMOUS DAVE’S OF AMERICA, INC.
By:	/s/ Jeffery Crivello
Name:	Jeffery Crivello
Title:	Chief Executive Officer